EXHIBIT 99.46

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel:   902-468-0614     Fax:   902-468-0631
www.gammonlake.com

Press Release 13-2002	June 17, 2002 TSX Symbol:GAM Issued: 33,924,316 Shares

GAMMON LAKE ANNOUNCES 2002 DRILL PROGRAM
FOCUSING ON 100% OWNED PROPERTY AT OCAMPO.
DRILLING ALSO COMMENCES ON GAMMON / BOLNISI J/V GROUND.

Gammon Lake Resources Inc. (TSX:GAM) is pleased to announce the 2002 drill program to be undertaken at Ocampo, Chihuahua State, Mexico. The focus of the drill program will be on exploring and expanding down dip on currently known multiple gold and silver deposits on Gammon Lake’s 100 % owned Northeast Ocampo Project area. The Company confirmed as well that drilling has begun on the joint venture area under the direction of Bolnisi Gold of Australia.

Below is a topographical map showing a portion of Gammon Lake’s Ocampo project on which the Northeast Project area and the Gammon Lake / Bolnisi joint venture areas are outlined.

TOPOGRAPHICAL MAP OF OCAMPO

Planned to commence by early July, the drill program will consist of approximately 20 holes for a total of 5,000 meters of drilling. The program has been specifically designed to test underground extensions of known deposit areas, as well as underground extensions of areas which have already produced strong results from earlier drilling, and will also step out to explore additional prospective areas. Drilling will be undertaken on the following structures: Brenda, J.M., Santa Ana, Resurreccion, Balvanera, Maria, San Juan, Belen, El Rayo and Aventurero. All these drill targets are located on Gammon’s 100% owned Northeast project area. A large portion of the drilling is designed to test up to 200 meters below known extensions of high grade ore shoots and known workings (refer: Fig. 1 and Fig. 2- Longsections). The Company intends to follow up with additional drill programs and the results of this current phase of drilling will be used in the design of the next phase of drilling.

Drilling to date on the Northeast portion of the property has yielded both near surface bulk tonnage and high grade underground resources amenable to both surface and underground mining methods.

The current resource on the 100% owned Northeast Project area and the Joint Venture area are shown in the table below.

100% Gammon Lake Resources

	Tonnes	Au (g/t)	Ag (g/t)	Au oz.	Ag oz.

Measured Resources	291,000	1.45	100	14,000	938,000

Indicated Resources	4,786,000	1.96	81	303,000	12,411,000

Measured + Indicated	5,077,000	1.94	82	317,000	13,349,000

Inferred	930,000	3.90	251	117,000	7,523,000

Joint Venture Resources

Measured Resources	7,380,000	1.39	66	331,000	15,707,000

Indicated Resources	9,233,000	1.20	36	357,000	10,594,000

Measured + Indicated	16,613,000	1.29	49	688,000	26,301,000

Inferred Resources	4,875,000	1.28	54	200,121	8,517,000

Based on the current resource, a report prepared by Pincock Allen & Holt “Ocampo Gold-Silver Project, Preliminary Assessment, Chihuahua, Mexico, Technical Report” dated April 8, 2002 (Press Release # 8-2002) examined the potential economics of an initial 300 t/d to 500 t/d underground mine located at deposits in the Northeast Ocampo projects which are owned 100% by Gammon Lake. Under the production parameters utilized by PAH in its report, production costs were estimated to be under US $100 per ounce eAu. The PAH Report also indicates the potential to add an additional 1,950,000 ounces of gold and 106,500,000 ounces of silver with further exploration and development, and this is the primary goal of the Company at this time. The full text of the PAH report was filed on April 24, 2002 and is available at www.sedar.com.

TARGETING KNOWN HIGH GRADE ZONE EXTENSIONS

On the basis of the robust potential economics and the large exploration potential outlined in the PAH report Gammon Lake will focus its exploration drilling efforts on greatly increasing the known resource on Gammon’s Northeast project area.

The accompanying two long sections are on the San Juan and Aventurero deposits. The San Juan long section shows the relationship between the old workings in the San Juan and Santa Juliana mines and the pierce points of the 2000/2001 deep drilling in the San Juan structure. The Aventurero shows the existing drill hole pierce points in relation to elevation.

Press Release 13-2002	Page 2 of 5

OCAMPO NORTHEAST LONGITUDINAL SECTIONS

Prior drilling by Gammon has already produced high grade results as outlined in the following table and displayed on the above long sections.

SELECTED DRILL RESULTS TO DATE AT OCAMPO NORTHEAST PROJECT AREA

Deposit	Hole	Intercept (m)	Gold (g/t)	Silver (g/t)

San Juan	UGD-9	4	8.93	804

	UGD-10	5	6.11	266

	UGD-11	5	5.69	665

	Or	2	13.48	1,604

	ODH-199	Low Grade

	ODH-205	Workings

	ODH-210	Low Grade

	ODH-215	4.5	8.39	675

Aventurero	ODH-184	7.6	18.96	408

	ODH-221	4.6	5.21	306

	ODH-224	7.6	5.00	299

	ODH-226	4.57	4.65	164

Brenda	UGD-13	3	10.88	663

	UGD-14	3	4.67	267

Press Release 13-2002	Page 3 of 5

In addition to the above drill hole intercepts, a 300 tonne bulk sample was mined from the lowest level of the dewatered Balvanera mine. This sample was processed through the small local custom mill and graded 9.40 g/t gold and 414 g/t silver. Gammon Lake feels that the results produced to date by the deeper elevation drill holes have been exceptional. Discounting the hole that intersected workings, the overall success rate in the above areas is on the order of 80%. While all the above holes are classified as “deep elevation tests” project topography is such that ramps from the valley floor could readily access much of the area tested to date.

The upcoming drill program will test an additional 200 meters below drilling completed to date, along with testing targets on the JM, Brenda, Santa Ana, Resurreccion, El Rayo and Belen zones. The geological map below outlines the drill holes to date and the proposed drill holes on the Ocampo Northeast Project area. All maps and longitudinal sections in this press release may be seen clearly and in colour at the Company’s website, www.gammonlake.com.

Press Release 13-2002	Page 4 of 5

DISCUSSION OF HISTORICAL MINING OPERATIONS

From the mid 1800‘s to 1911, the Northeast Ocampo project area had been one of the major production centres for the entire Ocampo mining district. Total production from the district up to 1911 was estimated at over US $100,000,000 in gold and silver. At US $20 gold and US $0.60 — $1.20 ounce silver, this equates to approximately 5,000,000 ounces gold equivalent.

Historic operations utilized underground mining methods. This was easily accomplished by driving production adits into the hillside until the valley floor was reached. As most mines had more than enough ore above the valley floor water was not an over riding problem.

The exception to this was the Santa Juliana mine which outcropped at the valley floor the owners had no choice but to attempt to dewater the mine below the local water table. The Santa Juliana proved to be one of the major producers in the district and, although historic records continually record ongoing dewatering problems, it was mined to a depth of at least 300 meters beneath the valley floor.

Ocampo is an epithermal type gold silver district. This generally results in a district wide ore horizon within defined elevation boundaries. Assuming the lowest levels of the Santa Juliana mine are near the bottom of the ore horizon, the overall extent of the Ocampo ore horizon is approximately 700 meters.

Gammon Lake’s technical staff hypothesized that historic operations, with the exception of the Santa Juliana, stopped mining at depth because of water problems, not as a result of the bottoming of the ore zone. This idea was tested during the 2000/2001 drilling program.

GAMMON / BOLNISI JOINT VENTURE PROGRESS UPDATE

Concurrent with Gammon’s Northeast Drill project Bolnisi Gold NL, Gammon’s partner on the Joint Venture area has begun a 4,800-meter, 33 hole drill program. The program has been designed to provide in fill data for the completion of a block model resource and core samples from metallurgical test work to be used in the final feasibility study on the Gammon /Bolnisi Joint Venture area. Bolnisi must place the joint venture into production at its sole expense within the next 16 months or be subject to $100,000 per month penalty and in any event be in production within 22 months to earn their 60% interest.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

Gregory K. Liller, Vice President Exploration of Gammon Lake Resources Inc., is the qualified person responsible for the technical results reported in this news release. For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.

Press Release 13-2002	Page 5 of 5